# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sintx Technologies, Inc., CIK 0001269026
CUSIP: 829392703
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1885 West 2100 South, Salt Lake City, Utah (UT), 84119
Date of event which requires filing of this statement: 07/10/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-065806
Filed by CIK 0001921821

## Reporting persons
- Sinaptic Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 281,450; shared voting power 0; sole dispositive power 281,450; shared dispositive power 0; aggregate amount beneficially owned 281,450 (7.2% of the class)
  Comment: The reporting person's ownership consists of (i) 216,450 shares of common stock ("Common Stock"), (ii) 65,000 shares of Common Stock issuable upon the exercise of warrants due to the vesting of certain warrants to purchase shares of Common Stock (the "Vested Warrants") and (iii) 260,000 unvested warrants to purchase shares of Common Stock (the "Unvested Warrants", and together with the Vested Warrants, the "Warrants") that will vest, if at all, upon the achievement of certain performance goals over a four-year period starting July 1, 2025 and subject to a provision limiting the holder's ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 19.99% of the Issuer. Because the Unvested Warrants are unvested and subject to performance-based vesting goals, which have not yet been achieved, the shares of Common Stock underlying the Unvested Warrants are not deemed beneficially owned and have not been included in any of the amounts reported above.

## Item 1. Issuer
Name of issuer: Sintx Technologies, Inc.
Address of issuer's principal executive offices: 1885 West 2100 South Salt Lake City, UT, 84119

## Item 2. Person Filing
Name of person filing: Sinaptic Holdings, LLC ("Holdings" and the "Reporting Person")
Address of principal business office or, if none, residence: The address of the Reporting Person is 591 Brookside Drive, Longmont, CO 80504
Citizenship: The Reporting Person is organized in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: On July 10, 2025, Sinaptic Surgical, LLC ("Surgical") transferred all of its shares of Common Stock and all of its Warrants to Holdings, its sole member and manager at the time of the transfer. As a result of such transfer, Surgical no longer has voting or dispositive power over any shares of Common Stock. Subsequent to such transfer and pursuant to a separate transaction, Holdings is no longer the sole member and manager and no longer controls Surgical, a former reporting person on the Schedule 13G originally filed on July 3, 2025, therefore Surgical is not included in this Amendment No. 1 to Schedule 13G. On October 20, 2025, Warrants representing the right to acquire 65,000 shares of Common Stock vested pursuant to the achievement of certain performance-based vesting goals. As a result of the foregoing, Holdings owns 216,450 shares of Common Stock and has the right to acquire 65,000 shares of Common Stock issuable upon the exercise of Vested Warrants. Holdings is also the record holder of 260,000 Unvested Warrants that will vest, if at all, upon the achievement of certain performance goals over a four-year period starting July 1, 2025 and subject to a provision limiting the holder's ability to exercise the Unvested Warrants if such exercise would cause the holder to beneficially own greater than 19.99% of the Issuer. Because the Unvested Warrants are unvested and subject to performance-based vesting goals, which have not yet been achieved, the shares of Common Stock underlying the Unvested Warrants are not deemed beneficially owned and have not been included in any of the amounts reported above.
Percent of class:
Holdings: 7.2%*
*The percentage ownership is determined based on an aggregate 3,916,956 shares of Common Stock of the Issuer outstanding, which is the sum of (i) 3,851,956 shares of Common Stock outstanding as of November 7, 2025, as reported on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2025, and (ii) 65,000 shares of Common Stock issuable upon the exercise of Vested Warrants.
Sole power to vote or to direct the vote: 281,450
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 281,450
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sinaptic Holdings, LLC: /s/ Hugh Roberts, Hugh Roberts/President and Manager (11/14/2025)